Exhibit 99.1

Sundial Virtual AGM Reminder

CALGARY, AB, July 18, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") would like to remind shareholders that its upcoming Annual and Special Meeting of shareholders (the "Meeting") will be held on July 21, 2022, at 1 p.m. MDT (3 p.m. EDT).

In order to permit shareholders the maximum opportunity to have their vote represented at the Meeting, the deadline for the submission of proxies (the "Proxy") or revocations of a previously submitted Proxy will be extended to 12 p.m. MDT on July 21, 2022. Shareholders are encouraged to vote as soon as possible by Proxy in advance of the Meeting by one of the methods described in the form of Proxy and management information circular (the "Circular"). Additional instructions may be found in Sundial's Proxy and Circular on www.sndlgroup.com in the Investor section and on SEDAR and EDGAR.

Based on the current status of votes cast, all resolutions have supermajority support from shareholders, but a quorum has not yet been reached. If a quorum is not reached, Sundial must adjourn the meeting after setting the date and time for a second meeting.  If a quorum is not present at the adjourned meeting, the shareholders in attendance at the adjourned meeting shall constitute a quorum. This delay will result in additional, otherwise unnecessary, expenses.

"It is common for companies with large retail investor ownership to experience low voter turnout, but this doesn't need to be absolute," said Zach George, Chief Executive Officer of Sundial. "We thank those who have exercised their shareholder rights and encourage the balance of our shareholders to actively participate in the Company's governance by voting their shares."

All shareholders will have the opportunity to participate in the Meeting online. Only registered shareholders and duly appointed proxyholders can vote in real-time at the Meeting. Shareholders who hold their common shares with a bank, broker, or other financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary.

To participate online, please use the following information:
Link: https://web.lumiagm.com/263589432
Meeting ID: 263 – 589 – 432
Password: sundial2022
Registered Shareholder Number: Listed on your form of Proxy

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is operated and reported in four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

Sundial is the largest private sector cannabis and liquor retailer in Canada. The Company's retail banners include Spiritleaf, Value Buds, Wine and Beyond, Liquor Depot, and Ace Liquor. As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions, including but not limited to assumptions with respect to the potential Consolidation, were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Director, Investor Relations and Communications, Sundial Growers Inc., O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:09e 18-JUL-22